EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Years ended September 30
	2003	2004	2005	2006	2007
EARNINGS

Income from continuing operations	$103	$311	$1,958	$183	$201
Income tax expense (benefit)	52	100	(230)	29	58
Interest expense	121	112	87	8	9
Interest portion of rental expense	20	20	20	18	20
Amortization of deferred debt expense	2	2	3	-	1
Distributions in excess of (less than) earnings of unconsolidated affiliates	(89)	(260)	(246)	(6)	(5)
	$209	$285	$1,592	$232	$284

FIXED CHARGES

Interest expense	$121	$112	$87	$8	$9
Interest portion of rental expense	20	20	20	18	20
Amortization of deferred debt expense	2	2	3	-	1
Capitalized interest	-	-	1	3	2
	$143	$134	$111	$29	$32

RATIO OF EARNINGS TO FIXED CHARGES	1.46	2.13	14.34	8.00	8.88